525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax www.kattenlaw.com

July 2, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Diamond Resorts International, Inc.
Registration Statement on Form S-1
Filed June 14, 2013
CIK No. 0001566897

Dear Mr. McTiernan:

As previously discussed with the Staff of the Securities and Exchange Commission (the “Commission”), we are supplementally providing to the Staff, on behalf of Diamond Resorts International, Inc. (the “Company”), the accompanying pages to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission on June 14, 2013 (File No. 333-189306), marked to indicate changes from the Registration Statement. The pages supplementally attached hereto include, among other things, a preliminary price range for the common stock of the Company to be offered under the Registration Statement and other information previously left blank in the Registration Statement that is derived from such price range.

AUSTIN     CENTURY CITY     CHARLOTTE     CHICAGO     HOUSTON     IRVING     LOS ANGELES

NEW YORK     ORANGE COUNTY     SAN FRANCISCO BAY AREA     SHANGHAI     WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

If you have any questions concerning the attached supplemental materials, please contact the undersigned at 312-902-5493 or mark.wood@kattenlaw.com.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:	David F. Palmer

C. Alan Bentley

Howard S. Lanznar

Lisa M. Gann

Jared T. Finkelstein

Kris F. Heinzelman

Joseph D. Zavaglia

Kevin Woody

Shannon Sobotka

Kristina Aberg